Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

May 2, 2005





05008073

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

SUPPL

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, we are enclosing for your files one copy of each of the following;

- News release dated April 25, 2005

We trust you will find this in order.

GITENNES EXPLORATION INC.

Linda Dezura
Administrative Assistant

:LD
Enclosures.

dlw 5/19

Gitennes Exploration Inc.

Suite 2390 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Tel: 604-682-7970 Fax: 604-682-7903 email: info@gitennes.com
www.gitennes.com

NEWS RELEASE

Not for distribution to U.S. news wire services or dissemination in the United States.

CORRECTED - GITENNES ANNOUNCES PRIVATE PLACEMENT

Vancouver, April 25, 2005: Gitennes Exploration Inc. (TSX-GIT) advises that the April 22, 2005 news release announcing the private placement first line should read *"...it intends to complete a private placement of between 2,300,000 and 3,400,000 units at a price of $0.45 per unit for gross proceeds of up to $1,530,000."* Instead of *"...it intends to complete a private placement of up to 2,300,000 million units at a price of $0.45 per unit for gross proceeds of up to $1,035,000."* A corrected repetition follows:

ISSUED: 30,972,831 **FULLY DILUTED: 35,273,831**

Vancouver, April 22, 2005: Gitennes Exploration Inc. (TSX-GIT) announces that it intends to complete a private placement of between 2,300,000 and 3,400,000 units at a price of $0.45 per unit for gross proceeds of up to $1,530,000. Each unit will be comprised of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.55 for a period of 12 months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. The private placement is to accredited investors only, and is subject to regulatory approval. The securities issued in this placement will be subject to a four-month hold period. The Company further advises that insiders have expressed interest in subscribing for up to 10% of the proposed placement.

The net proceeds of the private placement will be used for financing exploration and development activities on the Company's mineral properties and for general corporate purposes. At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees in cash or securities or a combination thereof.

Gitennes Exploration Inc. is an established mineral exploration company with properties in Peru and Canada. The Company is currently engaged in the initial assessment of a promising, new gold discovery at its Tucumachay Gold Project in Perú, held under option from Inmet Mining Corporation.

Additional information about the Company is available at www.gitennes.com and in the regulatory filings available within the "Company Profiles" section at www.sedar.com.

For further information contact:

"Jerry Blackwell"

Jerry Blackwell
President
(604) 682-7970